Exhibit 99.1

Can-Fite Near-Term Milestones Timetable for 2014/2015

PETACH TIKVA, Israel, November 18, 2014 — Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer and inflammatory diseases, today announced several upcoming and near-term milestones on its CF101 and CF102 indications for liver cancer, rheumatoid arthritis, psoriasis, glaucoma and the development of a commercial biomarker blood test kit for the A3 adenosine receptor (A3AR).

The Company believes that it is on the cusp of reaching several significant milestones in its studies, with respect to CF102 for the treatment liver cancer and CF101 with respect to the treatment of rheumatoid arthritis, psoriasis and glaucoma. The below near-term key events provide an outlook of Can-Fite’s objectives and potential for increased growth.

Key Milestones for 2014/2015:

CF101

●	Q4 2014 - Planning Phase III trials for rheumatoid arthritis following the release of positive Phase II study results.

●	Q1 2015 – Announce data for Phase II/III trial for psoriasis with 300 patients for which Can-Fite has already received positive interim data from the first 100 patients .

●	Q2/Q3 2015 – Announce data for the Phase II study for glaucoma with 88 patients.

CF102

●	Q4 2014 - Patient enrollment has commenced for a Phase II trial in Israel, Europe and the U.S. for the treatment of patients with advanced liver cancer as a second line therapy.

Biomarker

●	Q4 2014 - A3AR predictive biomarker blood test kit which will have commercial applications. The commercial kit is designed to be used prior to treatment to help identify an individual patient's responsiveness to the Company's drugs, providing more personalized medicine.

●	The U.S. Patent and Trademark Office previously issued a patent for the utilization of A3AR as a biomarker to predict patient response to CF101 in autoimmune inflammatory indications.

“We are very excited at the opportunity of potentially receiving further validation on our drug candidates which represents significant steps forward in our commitment to delivering treatments to patients. We hope to see this come to fruition upon conclusion of our psoriasis, liver cancer and glaucoma trials.” stated Can-Fite CEO Dr. Pnina Fishman.

Can-Fite’s leading proprietary compounds, CF101 and CF102, are centered on multi-billion dollar market opportunities. According to GlobalData, the psoriasis drug market is forecasted to grow from $3.6 billion in 2010 to $6.7 billion by 2018, while the rheumatoid arthritis drug market according to independent business information provider visiongain, is predicted to generate revenues of $38.5 billion by 2017. GIA projects that the global liver cancer drugs market will exceed $2 billion by 2015 and GlobalData projects that the glaucoma market to top $3 billion by 2018.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer and inflammatory diseases. The Company’s CF101 is in Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is commencing Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information, please visit: www.can-fite.com

2

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114

IRTH Communications

Robert Haag

canf@irthcommunications.com

1-866-976-4784

3